SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: December 1, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐       No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Amended Material Change Report and cover letter

December 1, 2009
To Whom it May Concern:

Re: IVANHOE MINES LTD.	SEDAR PROJECT # 01485709 EDGAR ACCESSION # 0000950123-09-050543
The second submission to the above noted filing is to solely correct page 12 where the reference to June 30, 2010 has been changed to June 30, 2011.
The amended version shows as “CORRECTED as of December 1, 2009” as the header on each page of the Material Change Report.
Yours truly,
IVANHOE MINES LTD.
“Allison Snetsinger”
Allison Snetsinger
Assistant Corporate Secretary

CORRECTED as of December 1, 2009
Form 51-102F3
Material Change Report
1.	REPORTING ISSUER
Ivanhoe Mines Ltd. (“Ivanhoe” or the “Company”)
654 — 999 Canada Place
Vancouver, BC V6C 3E1
2.	DATE OF MATERIAL CHANGE
October 6, 2009
3.	PRESS RELEASE
The press release was issued on October 6, 2009 and was disseminated through the facilities of recognized newswire services.
4.	SUMMARY OF MATERIAL CHANGE
The Company, its subsidiary, Ivanhoe Mines Mongolia Inc. LLC (“IMMI”) and Rio Tinto International Holdings Limited (“Rio Tinto”) have entered into an Investment Agreement with the Government of Mongolia (the “Investment Agreement”) to define and regulate a relationship among the parties for the construction and development of the Oyu Tolgoi copper and gold mining project (the “OT Project”). The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the OT Project, protection of the parties investment in the OT Project, the amount and term of the parties’ investment in the OT Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.
Concurrent with the execution of the Investment Agreement, IMMI and two indirect, wholly-owned subsidiaries of the Company, through which the Company holds its interest in IMMI, entered into a Shareholders Agreement (the “Shareholders Agreement”) with Erdenes MGL LLC (“Erdenes”), a company wholly-owned by the Government of Mongolia. The Shareholders Agreement contemplates the basis upon which the Government of Mongolia will, through Erdenes, acquire an initial 34% equity interest in the OT Project through a shareholding in IMMI and provides for the respective rights and obligations of the parties as shareholders of IMMI.
IMMI also entered into a Treasury Bill Purchase Agreement with the Government of Mongolia (the “T-Bill Agreement”) pursuant to which IMMI has agreed to purchase from the Government, in instalments, three discounted Treasury Bills with an aggregate face value of US$287.5 million for an aggregate purchase price of US$250 million.

CORRECTED as of December 1, 2009
5.	FULL DESCRIPTION OF MATERIAL CHANGE
The Company, its subsidiary, IMMI and Rio Tinto have entered into an Investment Agreement with the Government of Mongolia to define and regulate a relationship among the parties for the construction and development of the OT Project. The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the OT Project, protection of the parties investment in the OT Project, the amount and term of the parties’ investment in the OT Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.
Concurrent with the execution of the Investment Agreement, IMMI and two indirect, wholly-owned subsidiaries of the Company, through which the Company holds its interest in IMMI, entered into the Shareholders Agreement with Erdenes. The Shareholders Agreement contemplates the basis upon which the Government of Mongolia will, through Erdenes, acquire an initial 34% equity interest in the OT Project through a shareholding in IMMI and provides for the respective rights and obligations of the parties as shareholders of IMMI.
IMMI also entered into the T-Bill Agreement with the Government of Mongolia pursuant to which IMMI has agreed to purchase from the Government, in instalments, three discounted Treasury Bills with an aggregate face value of US$287.5 million for an aggregate purchase price of US$250 million.
The following is a summary of the material terms of the Investment Agreement, the Shareholders Agreement and the T-Bill Agreement. This summary is qualified in its entirety by reference to the specific terms of the Investment Agreement, the Shareholders Agreement and the T-Bill Agreement, copies of which have been filed on SEDAR.
Investment Agreement
The material terms and conditions of the Investment Agreement are as follows:
Effective Date
The Investment Agreement will become effective as of the date (the “Effective Date”) that all conditions precedent to its effectiveness have been satisfied or waived. The conditions to the effectiveness of the Investment Agreement include the following:
•	completion and registration of a revised charter for IMMI;
•	review and approval of a feasibility study of the OT Project in accordance with the laws of Mongolia within a period of 150 days from the date of submission;
•	confirmation by Mongolian taxation authorities of losses and capitalized expenses of IMMI for depreciation purposes available for future deduction and any outstanding tax liabilities or credits;

CORRECTED as of December 1, 2009
•
determination of the quantum of funds advanced by the Company, Rio Tinto or their respective affiliates to IMMI in relation to the OT Project prior to the Effective Date as mutually agreed by the parties or, failing agreement, as determined by an independent third party;

•	completion of a corporate restructuring of IMMI to separate from IMMI any assets that are unrelated to the OT Project;
•
establishment of a standing working committee of representatives of the Mongolian Government and of IMMI to facilitate and expedite permits, customs clearance or general government administration during the pre-commercial production phase of the OT Project;

•	transfer of all rights of the Company in respect of certain exploration licenses held indirectly by Entrée Gold LLC to IMMI and the conversion of such exploration licenses into mining licenses;
•	restructuring of the ownership of IMMI to a country subject to a double-taxation treaty with Mongolia; and
•	Rio Tinto having increased its ownership interest in the Company to at least 19%.
The parties to the Investment Agreement have agreed to take all reasonable action to ensure that each of the conditions precedent to the Investment Agreement is satisfied within six months of the execution of the Investment Agreement.
Term
The Investment Agreement has an initial term of duration of 30 years from the Effective Date (the “Initial Term”). IMMI has the right, exercisable by notice given not less than 12 months prior to the expiry of the Initial Term and subject to the fulfillment of certain conditions, to extend the Initial Term of the Investment Agreement for a further duration of 20 years (the “Renewal Term”).
In order to exercise its right to obtain the Renewal Term, IMMI must have performed the following obligations during the Initial Term:
•	IMMI must have demonstrated that the OT Project has been operated to industry best practice in terms of national and community benefits, environment and health and safety practices;

CORRECTED as of December 1, 2009
•	IMMI must have made capital expenditures in respect of the OT Project of at least US$9 billion;
•	IMMI must have complied in all material respects with its obligations to pay taxes under the laws of Mongolia, as stabilized under the terms of the Investment Agreement;
•
IMMI must have commenced commercial production from the OT Project within (i) seven years of the Effective Date or (ii) five years from the date of having obtained access to project financing sufficient to fully construct the OT Project in accordance with the feasibility study submitted to the Government of Mongolia, whichever is earlier;

•	if, as part of the development of the OT Project, IMMI has constructed, or is constructing, a copper smelter, IMMI must have constructed, or be constructing, such smelter in Mongolia;
•
if the development and operation of the OT Project has caused any unanticipated and irreversible ecological damage to natural resources in Mongolia, IMMI must have paid compensation based on the value of any such permanently damaged natural resources in accordance with the applicable laws of Mongolia; and

•	IMMI must have, within four years of having commenced commercial production at the OT Project, secured the total power requirements for the OT Project from sources within the territory of Mongolia.
Licenses and Permits
The Investment Agreement provides that IMMI has the right to apply for and obtain from competent authorities in accordance with relevant laws and regulations of Mongolia all leases, licenses, permits, work visas, customs clearance, easements and rights of way (permits for land to be used for road corridors and road facilities), approvals of competent authorities and other similar consents required in connection with the OT Project (“Permits”) and the Government of Mongolia has agreed to provide support if and when requested by IMMI in respect thereof in accordance with relevant laws and regulations of Mongolia.
Investment Protection
The Investment Agreement confirms IMMI’s rights to market, sell and export mineral products from the OT Project at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies.
The Investment Agreement confirms that investments made by IMMI and its affiliates within the territory of Mongolia are entitled to the legal protection guaranteed by the Mongolian Constitution, the Foreign Investment Law, other Mongolian laws and regulations and the international treaties to which Mongolia is a party. IMMI and its affiliates are entitled to conditions no less favourable than the conditions granted to domestic Mongolian investors regarding the right to own, utilize and spend its investment.

CORRECTED as of December 1, 2009
The capital, property and assets of IMMI and its affiliates is not to be expropriated except for public purposes or interest, and only in accordance with due process of law on a non-discriminatory basis, and with the condition of full compensation by the Government of Mongolia according to applicable Mongolian laws and any international treaties to which Mongolia is a party. Unless otherwise provided in international treaties to which Mongolia is a party, the amount of compensation for any property expropriated is to be determined on the basis of the value of the property expropriated prior to the expropriation, or notice of the expropriation becoming public, and must be promptly paid in full.
Taxes, Royalties and Fees
Throughout the Initial Term and the Renewal Term, if any, all taxes payable by IMMI will remain stabilized unless a particular tax is lowered in which case IMMI will have the right to enjoy the benefit of the lower rate of tax.
The annual corporate income tax will be stabilized at 10% on all sums earned up to three billion togrogs (approximately US$2.1 million). All taxable income earned in excess of three billion togrogs will be taxed at the rate of 25%. In addition to corporate income tax, the following taxes have been stabilized:
•	customs duties;
•	value-added tax;
•	excise tax (except on gasoline and diesel fuel purchases),
•	royalties;
•	mineral exploration and mining license payments; and
•	immovable property tax and/or real estate tax.
The existing Windfall Profits Tax will be eliminated with effect as of January 1, 2011.
The specific rates of the other forms of taxation imposed on IMMI are as follows:
•	dividends — 10%;
•	income from royalties — 10%;
•	income from disposal of an immovable property — 2%;
•	income from interest — 10%;
•	income from sale of rights — 30%.

CORRECTED as of December 1, 2009
The Investment Agreement further provides that if value-added tax payments, which are currently non-refundable, become refundable in the future, the availability of the investment tax credit will cease from that point; however, past earned investment tax credits will still be applied.
IMMI is also entitled to an investment tax credit equal to 10% of its investment in depreciable non-current assets related to the OT Project until the earlier of seven years after the Effective Date or the date upon which commercial production commences.
IMMI is obliged to pay a royalty to the Government of Mongolia equal to 5% of the sales value of all extracted mineralization from the OT Project that is sold, shipped for sale, or used by IMMI. The royalty rate will be stabilized during the Initial Term and the Renewal Term, if any.
The annual fee payable by IMMI for the OT Project mining licenses is stabilized during the Initial Term and the Renewal Term, if any, at a rate of US$15 per hectare.
Project Financing and Commercial Production
IMMI has agreed to secure (or have made available to it), within two years of the Effective Date, sufficient financing facilities on terms, including in respect of guarantees, security or other support, reasonably acceptable to it, to enable the full and complete construction of the OT Project as described in the feasibility study submitted to the Government of Mongolia.
IMMI is required to achieve commencement of commercial production from the OT Project within five years of having secured (or having made available to it) the financing necessary to enable the full and complete construction of the OT Project. Commencement of commercial production will be evidenced by the achievement of 70% of planned concentrator throughput based on design capacity at that stage of construction for the OT Project, for a continuous period of 30 days.
Infrastructure
All roads, pipelines and other transportation infrastructure funded or constructed by IMMI or its affiliates in connection with implementation of the OT Project are required to be constructed to a standard necessary to meet the specific requirements of the OT Project only. IMMI may provide the public, the Government of Mongolia and third parties access to certain infrastructure and/or services, provided such access does not interfere with the operation of the OT Project. In addition, IMMI may recover costs by way of payments or collection of tolls from those persons or entities using such infrastructure and/or services.

CORRECTED as of December 1, 2009
IMMI is permitted to construct a road between the OT Project site and Gashuun Sukhait border crossing with China. IMMI may deduct the road construction expenses from its annual taxable income. The Government of Mongolia will be responsible for the maintenance of the road and the collection of road use fees from any third party users. IMMI will be exempt from any such road user fees.
IMMI has the right to access, and to use, self-discovered water resources for any purpose connected with the OT Project during the life of the OT Project, including construction, commission, operation and rehabilitation of the OT Project. IMMI is required to pay fees for its water use but such fees must be no less favourable than those payable from time to time by other domestic and international users, must take into account the quantity and quality of the water removed and consumed, and will be treated as a deductible expense from IMMI’s taxable income.
Smelter
IMMI has agreed that, within three years of commencing commercial production from the OT Project, it will, if requested by the Government of Mongolia, prepare a research report on the economic viability of constructing and operating a copper smelter in Mongolia to process the mineral concentrate derived from the OT Project. If IMMI builds a smelter in Mongolia — which is required if the smelter is built for the OT Project — it will be obligated to offer all gold bullion produced at such smelter to the Mongol Bank, subject to reasonable commercial terms and prevailing international prices.
Power Supply
During the construction period of the OT Project and until the fourth anniversary after the OT Project attains commercial production, IMMI will have the right to import electric power from sources outside Mongolia, including China. Within four years of having commenced commercial production, IMMI will be required to secure all of its power requirements for the OT Project from one or more of the following sources within Mongolia selected by IMMI:
•	one or more coal-fired power plants developed or funded by IMMI;
•	one or more coal-fired power plants developed or funded by a third party; or
•	the Mongolian electricity grid.
If the Government of Mongolia supplies power to IMMI, the supply must be on commercial and non-discriminatory terms and must be a stable, reliable and uninterrupted power supply in a quantity sufficient for the OT Project.
IMMI also has the option of developing supplemental power from alternative energy sources, such as wind, solar and geothermal.

CORRECTED as of December 1, 2009
Local Communities
IMMI has agreed that it will conduct, implement, and update, from time to time, socio-economic impact assessments, socio-economic risk analyses, multi-year community plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practices.
IMMI will enter into participation agreements with local communities and local authorities, in accordance with Mongolia’s Minerals Law. These agreements may contemplate the establishment of community development and participation funds, community participation committees, and community environmental monitoring committees. IMMI will also consult with local communities on resettlement issues for herder families impacted by the OT Project and will provide appropriate compensation to such families.
IMMI will prioritize the training, recruiting and employment of citizens from local communities for the OT Project, giving specific preference to the citizens of Umnugovi Aimag. Once the OT Project attains commercial production, 90% of the OT Project workforce must be Mongolian nationals. IMMI must use its best endeavours to ensure that:
•	within five years of the OT Project attaining commercial production, at least 50%; and
•	within ten years of the OT Project attaining commercial production, at least 70%, of the engineers employed at the OT Project are Mongolian nationals.
IMMI will also be required to establish a graduate scholarship program to assist in the education of Mongolian nationals in mining related disciplines, with an emphasis on engineering. The scholarship program will support, over a six-year period, the education and living expenses of 150 qualified undergraduate students, with 30 of the scholarships used for studies undertaken at international universities. The scholarship program will cover tuition fees and necessary living expenses.
Environmental Protection
IMMI is responsible for implementing an annual environmental protection plan (“EPP”) and an environmental monitoring and analysis program for the OT Project. Every three years, IMMI must provide the Government of Mongolia with a report, prepared by an independent certified professional firm, addressing the implementation of the EPP. The EPP and the independent reports will be available to the public on request. IMMI will also provide local communities with sufficient information with respect to the EPP and regularly consult with those communities on the impact of its operations on the local environment.

CORRECTED as of December 1, 2009
IMMI must also provide a guarantee to implement, in all material respects, its EPP obligations by depositing funds equivalent to one half of its environmental protection budget for the particular year, prior to start of that year, into a bank account established by the Mongolian administrative entity in charge of environment. Upon completion of the annual EPP obligations, any remaining deposited funds will be returned to IMMI.
Dispute Resolution
Any dispute that is not resolved through negotiation will be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law (the “UNCITRAL Rules”) as in force at the time of the dispute. In any such arbitration proceeding:
•	the number of arbitrators will be fixed at three;
•	the three arbitrators will be appointed in accordance with rules 7 and 8 of the UNCITRAL Rules;
•	the language of the arbitration will be English;
•	the arbitrators will apply the laws and regulations of Mongolia to the interpretation of the Investment Agreement;
•	the place of arbitration will be in London, United Kingdom; and
•	the arbitral proceedings will be administered under the UNCITRAL Rules by the London Court of International Arbitration.
The arbitral award will be final and binding on the parties and judgment on such award may be entered by any court having competent jurisdiction, provided that an arbitral award must first be presented in an appropriate court of Mongolia for execution and enforcement. If such execution and enforcement has not occurred within 30 (thirty) days of presentation, the award may be presented in any other court having competent jurisdiction.
Shareholders Agreement
The material terms and conditions of the Shareholders Agreement are as follows:
Ownership of IMMI
Under the terms of the Shareholders Agreement, as of the Effective Date, IMMI will issue to Erdenes a number of common shares of IMMI that, upon issuance, represent 34% of the then issued and outstanding common shares of IMMI. If IMMI exercises its right under the Investment Agreement to obtain the Renewal Term, Erdenes shall have the option to acquire additional common shares of IMMI to increase its shareholding in IMMI to 50%. Erdenes’ shareholding of IMMI may not be diluted by the issue of new share capital without its consent.

CORRECTED as of December 1, 2009
Management of OT Project
IMMI’s board of directors will engage a management team for the OT Project, which may include the Company, Rio Tinto or one or more affiliates of the Company or Rio Tinto. This management team will be responsible for the day to day operations of IMMI and the OT Project and will report to IMMI’s board of directors on a quarterly basis. A management services payment will be payable to the management team equal to 3% of the OT Project’s operating and capital costs incurred prior to the commencement of commercial production and 6% thereafter. This management services payment will be shared, as to 50%, by the Company and its affiliates and, as to 50%, by Rio Tinto and its affiliates.
Election of Directors
Commencing as of the Effective Date, those subsidiaries of the Company that are shareholders of IMMI (the “Company Shareholder Subsidiaries”) will have the right to nominate six (6) directors and Erdenes will be entitled to nominate three (3) directors. Thereafter, each shareholder of IMMI holding 10% or more of IMMI’s share capital is entitled to directly nominate and replace from time to time, that number of directors that is equivalent to its shareholding of IMMI divided by ten (10). Fractions in the aforementioned quotient will be disregarded in the director calculation. The Company has the right to appoint the Chairman of the board of directors and such Chairman will have the casting vote on any matter in which the directors are deadlocked.
Budgets and Financial Information
Within 35 days after the Effective Date, the management team shall submit to IMMI’s board of directors the first operating program and budget for IMMI in respect of the remainder of the then current financial year. The management team will also be responsible for submitting to the board of directors the operating program and budget for each financial year thereafter.
Domestic Procurement Obligations
IMMI shall be required, on a priority basis, to purchase and utilize services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, materials and spare parts manufactured in Mongolia. In addition, a specific preference is to be given to Mongolian suppliers of freight and transportation services required for the OT Project and businesses operating within the Umnugovi Aimag, to the extent practicable.

CORRECTED as of December 1, 2009
Existing Shareholder Loans and Cash Calls
All funds advanced to IMMI prior to the Effective Date by the Company, Rio Tinto or any of their respective affiliates in relation to the OT Project, including interest thereon, as determined by the parties to the Investment Agreement or, failing agreement, by an independent third party (collectively, the “Existing Shareholder Loans”), are repayable prior to any dividend distributions to the shareholders of IMMI, as discussed below.
The management team of IMMI may request that the shareholders of IMMI contribute funds (“Called Sums”) in proportion to their respective share ownership interests in IMMI to meet the projected cash requirements of IMMI under the OT Project programs and budgets approved by the board of directors. The Company Shareholder Subsidiaries have agreed to fund Erdenes’ portion of Called Sums (the “Government Debt”), with interest accruing as set out below, unless Erdenes is able to fund its portion of the Called Sum from external sources.
During the period commencing on the 21st day after the Effective Date and ending three years after the commencement of commercial production from the OT Project (the “Funding Period”), the Company Shareholder Subsidiaries will be responsible for all contributions of Called Sums, including those otherwise payable by Erdenes. The Company Shareholder Subsidiaries will determine what method or methods of finance will apply in respect to those contributions, including by way of a combination of debt, redeemable preference shares (“Preferred Equity”) and/or common shares, provided the debt to equity ratios fall within a 3:1 ratio, as required by applicable Mongolian law. The Company Shareholder Subsidiaries will, however, be required to consult with Erdenes prior to the effecting any financing plan.
After the Funding Period, Erdenes has the option of contributing to any required funding but is not obligated to do so. Regardless of whether or not Erdenes contributes funding, its shareholding in IMMI cannot be diluted. If Erdenes elects not to fund its proportionate share, the Company Shareholder Subsidiaries have the right to meet the full funding requirement in a similar manner as to the initial funding and Erdenes’ proportionate share of the requested funding will be added to the Government Debt.
Each of the Government Debt and the Existing Shareholder Loans will attract an interest at the rate of 9.9% adjusted, on a quarterly basis, by the percentage of the variation in the United States Consumer Price Index during each period (the “Escalation Terms”). If Preferred Equity is issued, the applicable coupon rate will be 9.9% and will also carry the Escalation Terms.
Payment of Dividends
All principal and interest outstanding on Government Debt, the Existing Shareholder Loans, outstanding coupon payments on Preferred Equity and the face value of the Preferred Equity must be paid in full prior to the payment of any dividends to the shareholders of IMMI. Subject to the foregoing, if IMMI has profits available for distribution in respect of any completed financial year, IMMI’s board of directors will declare that at least 50% of those profits must be distributed by way of cash dividends (the “Dividends”) within 3 months after the end of that financial year, subject to the retention of reasonable and proper reserves for IMMI’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).

CORRECTED as of December 1, 2009
Transfer of Shares of IMMI to Third Parties
No shareholder of IMMI (the “Offeror Holder”) may dispose of any of their shares to a third party without first offering such shares to the other shareholders of IMMI (the “Offeree Holders”) on equivalent commercial terms (the “Offer”) as those offered by the relevant third party. The Offeree Holders will have a period of 50 business days (the “Notice Period”) in which to decide whether or not to accept the Offer. If the Offeree Holders do not accept the Offer, upon expiry of the Notice Period, the Offeror Holder shall have a period of 90 days to complete the original transaction with the third party.
Dispute Resolution
Any dispute under the Shareholder Agreement will be resolved in the same manner as provided in the Investment Agreement.
T-Bill Agreement
The material terms and conditions of the T-Bill Agreement are as follows:
Purchase and Sale
IMMI has agreed to purchase three (3) Treasury Bills (the “T-Bills”) from the Government of Mongolia, having an aggregate face value of US$287.5 million, for the aggregate sum of US$250 million. The effective rate of interest on the T-Bills is 3.8%. Each T-Bill will mature on the fifth anniversary from the date of its respective issuance.
Purchase Instalments
The T-Bills will be purchased in three separate instalments, with each purchase triggered by the attainment of a defined milestone. The initial T-Bill, with a face value of US$115 million, will be purchased on October 20, 2009. The purchase price will be US$100 million. A second T-Bill, with a face value of US$57.5 million, will be purchased within 14 days of the Effective Date. The purchase price will be US$50 million. The final T-Bill, having a face value of US$115 million, will be purchased within 14 days of IMMI having fully drawn down the financing necessary to enable the full and complete construction of the OT Project or June 30, 2011, whichever is earlier. The purchase price will be US$100 million.

CORRECTED as of December 1, 2009
Repayment
The T-Bills will become immediately repayable to IMMI upon the occurrence of any of the following events:
•	the Government of Mongolia or Erdenes fail to fulfil any of their obligations under the Investment Agreement or Shareholders Agreement for a period of six months;
•	the termination of the Investment Agreement or Shareholders Agreement;
•	if the conditions precedent to the effectiveness of the Investment Agreement are not satisfied or waived by the required time, or
•	the fifth anniversary of the date of issuance of each T-Bill;
(each, a “Repayment Date”).
Upon the occurrence of a Repayment Date, the face value of the T-Bills will be due and payable to IMMI. If there remains any outstanding balance after the Repayment Date, such balance will carry an interest rate of 9.9% per annum (calculated on the basis of 360 day year) and IMMI, at its discretion, may offset such sum owing to it against any taxes assessed to IMMI by the Government of Mongolia. Prior to the occurrence of a Repayment Date, the Government of Mongolia will be entitled to repay the amounts owing under the T-Bills, in whole or in part, at any time.
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION
No information has been intentionally omitted from this form.
8.	EXECUTIVE OFFICER
The name and business number of the executive officer of Ivanhoe who is knowledgeable of the material change and this report is:
Beverly A. Bartlett
Vice President & Corporate Secretary
Telephone: (604) 331-9803
9.	DATE OF REPORT
DATED at Vancouver, B.C. this 14th day of October, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 1, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary